Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
For the nine months ended September 30, 2007

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.	Management Discussion & Analysis

1.0           Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of Nov 7, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2007 and related notes included therein, as well as the audited consolidated financial statements and related notes and the management discussion and analysis for the year ended December 31, 2006, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2006, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

 Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

2.0           Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. designs, develops and markets satellite ground equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

Norsat’s business operates through two business segments - Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 9 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat’s common shares trade on The Toronto Stock Exchange under the symbol NII and on the OTC Bulletin Board (OTCBB) under the symbol NSATF.

2.2 PRODUCTS

Microwave Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat International Inc.	Management Discussion & Analysis

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  The overall market tends to demonstrate steady but moderate growth in the 4 - 6% range.

Satellite Systems

Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include special forces, first responders, business continuity managers, search and rescue personnel and journalists.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company targets.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

2.3 MARKETS AND TRENDS

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization.

The satellite industry is seeing a broad-based recovery across all sectors of the market including the commercial and military markets. Satellites are proving to be particularly attractive to user communities who are on the move and need to access greater bandwidth than that offered by most other wireless terrestrial technologies. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Management believes that a number of industry trends are influencing demand for the Company’s products.  In general, satellite terminal users are continually looking for greater bandwidth, increased portability, and improved ease of use.  Specific trends include the following:

➢
There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.  At the same time, demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

Norsat International Inc.	Management Discussion & Analysis

➢
In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.
➢
Major organizations are increasingly aware of, and planning for, the need to maintain business continuity in the event of natural or man-made disasters.  Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure.

➢	A number of large scale disasters in recent years have instilled the importance of first responders being able to establish rapid communications links to coordinate recovery efforts.
➢
Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢
Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 STRATEGY

Norsat’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure.   In addition, the Company has a track record of introducing innovative new products to the satellite industry.  These attributes will remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  The Company recently began to give key suppliers a broader mandate to perform R&D activities related to the elements of the products for which they are responsible.  This strategy serves to take better advantage of expertise in the Company’s supply chain, while reducing direct R&D costs.  Furthermore, it allows Norsat to focus its development resources on the most critical functions, including the overall setting of product direction.

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Over time, the Company intends to continue to grow its roster of active reseller partners as a means for expanding into new markets.  The Company’s long-term diversification objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

A key component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are comprised of the hardware it manufactures.  Management believes there are a number of opportunities to bundle ancillary services and third-party hardware components with the core products.  Customers would benefit from an “end-to-end solution provider” approach, and would be assured that all of the elements of its satellite communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, and increase in the average sale, and in the long-term, the development of a stable recurring revenue stream.  The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer base.

Norsat International Inc.	Management Discussion & Analysis

3.0           Third Quarter Review

3.1 THIRD QUARTER HIGHLIGHTS

➢	Revenue increased to $4.0 million, up 26% from $3.1 million in Q3 2006
➢	Gross margin was 50%, compared to 23% for Q3 2006
➢	Net earnings were $0.2 million, or $0.003 per share, representing Norsat’s fourth consecutive quarter of profitability, compared to net loss of $2.0 million, or $0.04 per share in Q3 2006
➢	Received U.S. patent for the GLOBETrekker design
➢	Expanded portable satellite system military customer base to a total of seven worldwide
➢	Unveiled the Norsat Rover, a single backpack portable satellite terminal
➢
Launched the Rapid Application Development Environment variant of GLOBETrekker, an ultra-portable satellite terminal which includes an environmentally-controlled baseband enclosure that is compatible with most commercial and specialized modems

3.2 THIRD QUARTER REVIEW

The third quarter of fiscal 2007 represented the fourth consecutive profitable quarter under the administration of Dr. Amiee Chan.  A number of factors contributed to the third quarter’s profitable results.  The key driving force was: the Company’s successful implementation of its strategies aimed at expanding the breath of solution for its customers, adding or improving new production lines and cost restructuring.

Sales for the quarter totaled $4.0 million, 26% higher than the $3.1 million reported in the same period last year. Gross margins improved to 50%, up from 23% for the same period last year.  Operating expenses were $1.6 million, or 41% below the $2.6 million incurred in the same period last year, due in large part to the cost restructuring efforts initiated in September 2006.  Net earnings were $0.2 million, compared to a net loss of $2.0 million in the same quarter in the previous year.

As at September 30, 2007, the Company had working capital totaling $4.3 million compared to $2.3 million as at December 31, 2006. Working capital increased by $2.0 million primarily due to reduction in short term debt and accounts payable.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that Norsat expects will affect the Company’s revenue growth in the near-term remain the timing of the award of major military and certain other commercial projects. In addition the Company expects that competition will continue to intensify, as more companies focus on opportunities in the satellite terminal market, which will likely put pressure on gross margins.

Having restructured the company’s management team, the management is very focused on implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the Company’s portfolio to include the sale of comprehensive solutions, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

Norsat International Inc.	Management Discussion & Analysis

3.3           Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2006	2005	2004
	$	$	$
Sales	15,256	18,116	17,521
(Loss) earnings from continuing operations before taxes	(4,397)	(5,888)	424
Net (loss) earnings	(4,348)	(5,889)	1,153
(Loss) earnings per share from continuing operations	(0.09)	(0.14)	0.01
(Loss) earnings per share, basic and diluted	(0.09)	(0.14)	0.03
Total Assets	9,820	10,524	12,199
Long-term debt	nil	2,008	1,468

3.4           Results of Operations

	Three months ended Sep 30, 2007		Nine months ended Sep 30, 2007
	2007	2006	2007	2006
Sales (in $000’s)	$	$	$	$
Microwave Products	$2,505	$2,468	$7,684	$6,697
Satellite Systems	1,450	681	5,205	3,135
Total	$3,955	$3,149	$12,889	$9,832
Gross Profit Margin	%	%	%	%
Microwave Products	49	28	49	39
Satellite Systems	51	5	61	32
Average gross margin	50	23	54	37

Three Months ended September 30, 2007 compared to Three Months ended September 30, 2006

Total sales for the three months ended September 30, 2007 was $4.0 million, up from the $3.1 million earned in the same period of 2006.  Sales from Microwave Products were $2.5 million, in-line with the $2.5 million in sales recorded for the same period last year.  Sales of Satellite Systems were $1.5 million, up 113%, compared to $0.7 million in the same period last year. The increase was primarily a result of Norsat’s increased penetration of the market and higher sales from the Company’s reseller channels.

The US military year-end is September 30.  As such, this can lead to Norsat receiving orders in the final days of Q3, which are not reflected until subsequent quarters.  Norsat is entering Q4 with contracts totaling approximately $2.6 million, which reflects, in part, U.S. military orders the Company received within the final week of Q3.

Due to the nature of the Company’s business, management expects sequential sales will be uneven.   Norsat has a relatively small base of customers who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable.

Norsat International Inc.	Management Discussion & Analysis

The overall gross margin for the three months ended September 30, 2007 was 50% compared to 23% in the same period last year.  The gross margin for Microwave Products was 49% compared to 28%, due to a one-time sale that was made at a lower margin in 2006.  The gross profit margin for the Satellite Systems increased to 51% in the third quarter of 2007 compared to 5% in the same period of 2006. This increase was driven by the addition of complementary products and new accessories to the product line as part of the Company’s efforts to become an end-to-end solutions provider. In addition, in Q3 2006, satellite system gross margins reflected an increased provision for obsolete inventory and work-in-progress adjustments for customer orders.  Management expects margins to vary from quarter to quarter.

Nine Months ended September 30, 2007 compared to Nine Months ended September 30, 2006

Total sales for the nine months ended September 30, 2007, was $12.9 million, compared to $9.8 million in the same period of 2006, driven by stronger sales from both of the Company’s business units.  Sales of Microwave Products were $7.7 million for the nine months ended September 30, 2007, compared to $6.7 million in the same period last year.  The 15% improvement reflects increased sales volumes through the Company’s reseller channels and the sale of the new products Norsat has introduced during the period. Sales of Satellite Systems were $5.2 million compared to $3.1 million in the same period last year, an increase of $2.1 million, or 68%.  This increase was primarily due to greater volumes sold through resellers, and a greater number of military contracts in first three quarters of 2007.

The overall gross margin increased to 54% from 37% in the same period last year due to improved margins for both business units.  The gross profit margin for Microwave Products increased to 49% from 39% due to the Company’s shift toward a higher margin product mix.  The gross profit margin for Satellite System increased to 61% from 32% due to two major factors: the sales mix consisting of higher margin products, and the Company recording an increased provision for obsolete inventory due to slower moving inventory in Q3 of 2006.

	Three months ended Sep 30		Nine months ended Sep 30,
	2007	2006	2007	2006
Expenses (in $000’s)	$	$	$	$
Selling, general and administrative	1,238	2,011	4,082	6,233
Product development	237	502	683	1,563
Amortization	95	145	255	430
Total Expenses	1,570	2,659	5,021	8,226

Three Months ended September 30, 2007 compared to Three Months ended September 30, 2006

For the three months ended September 30, 2007, total operating expenses decreased by 41% to $1.6 million from $2.7 million in the same period last year. Throughout the quarter, the Company’s management team, appointed by the Board of Directors in September 2006, continued to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while maintaining tight cost controls.

Selling, general and administrative (SG&A) expenses decreased to $1.2 million in the third quarter of 2007 from $2.0 million in the same period of 2006.  This was mainly due to the success of the cost restructuring initiatives the Company implemented in 2006. The savings achieved included a $0.3 million decrease in rent expenses, a $0.5 million reduction in salaries and consulting fees and $0.4 million decrease from other administration expenses including insurance premiums and supplies and materials costs.

Product development expenses decreased to $0.2 million in the third quarter of 2007 from $0.5 million as compared to the same period of 2006.  The reduction in product development expenses was a result of the Company’s strategy to offload development expenses to strategic suppliers and partners.  The Company continues to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Norsat International Inc.	Management Discussion & Analysis

Amortization expense in Q3 of 2007 was $0.1 million, in-line with the third quarter of 2006.

Nine Months ended September 30, 2007 compared to Nine Months ended September 30, 2006

Selling, general and administrative (SG&A) expenses for the nine months ended September 30, 2007, decreased by $2.2 million to $4.1 million, as compared to $6.2 million for the same period in 2006.  This is predominantly a result of decreases in legal fees, salaries, and rent expenses.

Production development expenses decreased to $0.7 from $1.6 million in 2006, reflecting the positive impact of the Company’s strategy to outsource non-core development activities to strategic suppliers and partners.

Amortization costs for the period decreased to $0.3 million from $0.4 million for the same period last year, as a result of certain of the Company’s assets being fully amortized.

Earnings (loss) (in $000’s except earning per share))	Three months ended Sep 30		Nine months ended Sep 30
	2007	2006	2007	2006
	$	$	$	$
Earnings (loss) from operations before other expenses and income taxes	390	(1,927)	1,943	(4,605)
Other expenses	215	103	648	274
Earnings (loss) from operations before income taxes	175	(2,030)	1,293	(4,880)
Net earnings (loss) per share from operations-basic	0.003	(0.04)	0.03	(0.10)
Net earnings (loss) per share from operations-diluted	0.003	(0.04)	0.02	(0.10)

Three Months ended September 30, 2007 compared to Three Months ended September 30, 2006

Earnings from operations before taxes and other expenses were $0.4 million in the third quarter, compared to a loss of $1.9 million in the third quarter of 2006. The improvement was mainly due to increased sales in both business segments, accompanied by reduced administrative costs such as rent, staff, and insurance premiums.

Other expenses for the third quarter were $0.2 million compared to $0.1 million during the same period of 2006.  Although interest expense was reduced, the primary factor contributing to the year-over-year increase was a larger loss in foreign exchange compared to the same period last year, as a result of the strengthening Canadian dollar against the US dollar.

The combined effect of the above was net earnings of $0.2 million or $0.003 basic and diluted per share in the third quarter of 2007, compared to net loss of $2.0 million or $0.04 basic and diluted per share for the same period last year.

Norsat International Inc.	Management Discussion & Analysis

Nine Months ended September 30, 2007 compared to Nine Months ended September 30, 2006

Earnings from operations before taxes and other expenses were $1.9 million for the nine months ended September 30, 2007, compared to a loss of $4.6 million in the same period of 2006, mainly due to increased sales and reduced administrative costs.

Other expenses for the nine months ended September 30, 2007 were $0.6 million compared to $0.3 million during the same period of 2006.  The factors contributing to the increase were a combination of foreign exchange losses in the third quarter of 2007 and interest paid to vendors in the first quarter of 2007.

The combined effect of the above was net earnings of $1.3 million or $0.03 basic earnings per share and $0.02 diluted earnings per share for the nine months ended September 30, 2007, compared to net loss of $4.9 million or $0.10 basic and diluted per share for the nine months ended September 30, 2006.

3.5           Summary of Quarterly Results

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except earnings per share amounts)
	Q1	Q2	Q3	Q4
	Mar 31	Jun 30	Sep 30	Dec 31
2007	$	$	$
Sales	4,408	4,526	3,954
Earnings (loss) from operations before taxes	541	580	175
Net earnings(loss)	541	578	175
Earnings (loss) per share from operations – basic and diluted	0.01	0.01	0.003
Earnings (loss) per share – basic and diluted	0.01	0.01	0.003
Weighted average common shares outstanding	#	#	#	#
Basic	50,486	50,558	50,584
Diluted	50,486	55,371	55,769

2006	$	$	$	$
Sales	2,919	3,764	3,149	5,424
(Loss) earnings from continuing operations before taxes	(1,782)	(1,068)	(2,030)	481
Net (loss) earnings	(1,782)	(1,068)	(2,030)	532
Earnings (loss) per share from continuing operations –	-	-	-	-
basic and diluted	(0.04)	(0.02)	(0.04)	$0.01
(Loss) earnings per share – basic and diluted	(0.04)	(0.02)	(0.04)	$0.01
Weighted average common shares outstanding	#	#	#	#
Basic and diluted	44,003	47,063	47,063	48,557

2005				$
Sales	-	-	-	4,721
(Loss) earnings from continuing operations before taxes	-	-	-	(2,083)
Net (loss) earnings	-	-	-	(2,083)
(Loss) earnings per share from continuing operations – basic and diluted	-	-	-	(0.05)
(Loss) earnings per share – basic and diluted	-	-	-	(0.05)
Weighted average common shares outstanding	-	-	-	#
Basic and diluted	-	-	-	42,518

Norsat International Inc.	Management Discussion & Analysis

3.6           Liquidity and Financial Condition

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

Norsat’s cash balance as at September 30, 2007 was $0.7 million, a decrease of $1.1 million from $1.8 million as at December 31, 2006 as a result of the $2.0 million debt payment in Q2. During the three months ended September 30, 2007, cash provided by operations totaled $0.2 million.

The Company’s working capital requirements are mainly for production materials, selling, operations and general administrative expenses.

As at September 30, 2007, the Company had working capital totaling $4.3 million, compared to $2.3 million as at December 31, 2006. Working capital increased by $2.0 million, mainly due to the reduction of debt obligations which had been classified as current liabilities.

Accounts receivable, which was $2.0 million as at September 30, 2007, reduced by $0.8 million as compared to $2.8 million as at December 31, 2006. This reduction was a result of more aggressive collection effort.

Accounts payable and accrued liabilities were $2.1 million, a decrease of $1.4 million, compared to $3.5 million as at December 31, 2006, reflecting a shorter accounts payable cycle.

Inventory as at September 30, 2007 was $3.3 million, a decrease of $0.1 million, compared to $3.4 million as at December 31, 2006.  The Company’s inventory level for Microwave Products is replenished on a just-in-time basis.  The inventory turns for Satellite Systems are regularly slower than microwave products due to a longer lead time for certain parts. In order to achieve improved efficiency in its inventory control and cash management, the Company continues to focus on reducing its satellite system inventory level, which had built up due to over purchasing in the past year.

Shareholders’ equity increased by $1.9 million to $5.5 million, compared to $3.6 million at December 31, 2006.  This was primarily due to the net proceeds of $0.5 million received from the private placement the Company completed and net profit generated by operation during the first three quarters.

3.7           Capital Resources

The Company’s capital resources as at September 30, 2007, included cash and cash equivalents. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

There were no financing transactions during the three months ended September 30, 2007.

Norsat International Inc.	Management Discussion & Analysis

3.8           Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2007 under various purchasing commitments, and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2007	2008	2009	2010	2011
	$	$	$	$	$
Inventory purchase obligation	3,405,012	458,059			
Operating lease obligations	146,778	530,027	464,162	464,162	427,109
Total	3,551,790	988,086	464,162	464,162	427,109

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $3.4 million in 2007 and $0.5 million in 2008.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its debt obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

4.0           Outlook

The Company believes that overall demand is growing in both of its market segments.  The Satellite Systems segment is likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products segment is a more mature market, which still offers attractive returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure will enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

5.0           Off Balance Sheet Arrangements

Not applicable.

6.0           Transactions with Related Parties

Not applicable

Norsat International Inc.	Management Discussion & Analysis

7.0           Proposed Transactions

Not applicable.

8.0           Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢
The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At September 30, 2007, the Company has set aside an amount of $15,910 (December 2006 - $107,385) for allowance of doubtful accounts as a reduction to accounts receivable.

➢
The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At September 30, 2007 the Company has recorded an estimate for obsolescence provision in the amount of $1,539,471 (December 2006 - $1,919,881) as a reduction to inventory.

➢
The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Norsat International Inc.	Management Discussion & Analysis

9.0           Changes in Accounting Policies including Initial Adoption

The Company did not adopt any new accounting standards or change any accounting policies during the three months ended September 30, 2007 except the following:

Comprehensive Income

In the first quarter ended March 31, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of September 30, 2007, the Company has no other comprehensive income.

The Company has also adopted the Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instrument - Disclosure and Presentation”, and Section 3865, “Hedges”.

10.0           Financial Instruments and Other instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash and cash equivalents, short-term investments, accounts receivables, accounts payable, and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash and cash equivalents denominated in United States dollars and has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

11.0         Outstanding Share Data

The following details the share capital structure as at Nov 7, 2007:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				50,646,026

Share purchase options
	3.04 years	$0.50 to $2.39	1,326,950
	4.01 years	$2.40 to $4.29	94,250
	4.01 years	$4.30 to $6.19	94,250	1,515,450

Warrants	April 8, 2009	CAD $1.09	1,206,811
	March 8, 2008	USD$0.475	3,065,232
	November 6, 2008	USD$0.45	1,250,000
	January 12, 2009	USD$0.48	527,484	6,049,527

Norsat International Inc.	Management Discussion & Analysis

12.0           Risks and Uncertainties

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources  and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At September 30, 2007, the Company has accumulated a deficit of $44,878,563. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the third quarter of 2007. However, it cannot be used as an indication of the Company’s future performance.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢
The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢
The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢	The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢	The Company has limited intellectual property protection.

➢	The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢
The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢
The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

Norsat International Inc.	Management Discussion & Analysis

➢	The Company may be subject to product liability claims, which are not fully covered by insurance.

➢
The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

12.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 50,646,026 were outstanding at September 30, 2007 and an additional 7,564,977 common shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. Although majority of the Company’s sales are in U.S. dollars, it has a natural hedge in that it also purchases majority of its inventory in US dollars.  The Company does not engage in any formal hedging transactions at this time but has plans in place to hedge its position for large sale transactions.

13.0          Disclosure Controls and Internal Controls over Financial Reporting

13.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of September 30, 2007, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

Norsat International Inc.	Management Discussion & Analysis

13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this evaluation, management has concluded that internal controls over financial reporting were designed effectively as of September 30, 2007.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.